Exhibit 4.83

fORBEARANCE AGREEMENT

THIS AMENDED AND RESTATED FORBEARANCE AGREEMENT (this "Agreement") is made effective as of March 18, 2013, by and between NEWLEAD HOLDINGS, LTD. ("Borrower"); and WILLIAMS INDUSTRIES, LLC ("Lender").

RECITALS:

A.           The parties entered into a Promissory Note (the “Note”) on December 28, 2012 by which Borrower agreed to pay $2,000,000.00 to Lender as part of an asset purchase transaction where Borrower agreed to purchase real and personal property from Lender, pursuant to that certain Asset Purchase Agreement dated June 13, 2013, as amended October 15, 2012, November 7, 2012, November 21, 2012 and March ___, 2013 (the “Purchase Agreement”). The Note had a payment date of January 29, 2013, which was later extended by the parties to March 6, 2013. The parties intend to close on the Note and close the asset purchase transaction as soon as Borrower receives a lending commitment for the principal amount on the Note.

B.           Borrower has requested that Lender forbear, and Lender has consented, under the limited conditions set forth herein, to forbear from exercising its rights and remedies under the Note with respect to the Existing Events of Default, as more particularly set forth herein. Capitalized terms not defined herein have the meaning set forth in the Note.

AGREEMENTS:

NOW, THEREFORE, in consideration of (i) the facts set forth hereinabove (which are hereby incorporated into and made a part of this Agreement), (ii) the covenants and agreements contained herein, and (iii) for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.           Existing Events of Default. Borrower acknowledges the existence of certain Events of Default, all of which remain uncured after any applicable notice and opportunity to cure under the Loan Documents (the “Existing Events of Default”), which include failure to payoff the Note at its Maturity Date.

2.           Forbearance.

(a)          Subject to the conditions set forth herein, Lender shall forbear from exercising its rights and remedies with respect to the Existing Events of Default from the date hereof until the earliest to occur of the following (the “Forbearance Termination Events”): (a) the time at which Borrower fails to comply in any respect with its obligations under this Agreement, (b) the occurrence or discovery of any Event of Default under the Purchase Agreement, (other than the Existing Events of Default) (the period beginning on the date hereof and terminating on the earliest of such dates being hereafter referred to as the “Forbearance Period”) or (c) 5:00 pm, March 18, 2014. During the Forbearance Period, Borrower shall continue to pay all amounts that, absent the maturity of the Note and/or the occurrence of an Event of Default and the acceleration of the Note, Borrower would be obligated, pursuant to the terms of this Forbearance Agreement, to pay during the Forbearance Period.

(b)          Except with respect to the Lender’s specific agreements set forth herein to forbear with respect to the Existing Events of Default in accordance with the terms of this Agreement, nothing set forth herein shall constitute a forbearance or waiver of Lender’s rights at any time, including during the term of the Forbearance Period, to enforce any and all rights such lender has under the Purchase Agreement or any Lease Agreement between the parties, in equity, at law, by agreement or otherwise, including, without limitation, to immediately recover the full amount of the Obligations. In addition, at the end of the Forbearance Period, unless Lender has agreed in writing to continue to forbear, upon terms and conditions satisfactory to Lender and in Lender’s sole and absolute discretion, Lender shall have the right to enforce any and all rights Lender has under the Loan Documents, in equity, at law, by agreement or otherwise, including, without limitation, to immediately recover the full amount of the Obligations.

(c)          The agreement of Lender to the forbearance described herein (i) in no way shall be deemed an agreement by Lender to waive Borrower’s compliance with all other terms of the Note or the Purchase Agreement, and (ii) shall not limit or impair Lender’s right to demand strict performance of all other terms and covenants as of any date. The forbearance granted by Lender to Borrower herein is strictly limited to a forbearance in accordance with the terms set forth herein.

3.          Payment Schedule. Borrower hereby agrees to make the following payments to Lender, which payments shall be applied to the principal amount owing under the Note; provided further that all such payments shall be made by wire transfer of immediate funds to Chicago Title Insurance Company for delivery to Lender or its designee in accordance with the terms of an Irrevocable Instruction letter between Borrower, Lender and Chicago Title Insurance Company:

(i)	$50,000 on or before March 18, 2013;

(ii)	$50,000 on or before April 18, 2013;

(iii)	$50,000 on or before May 18, 2013;

(iv)	$205,555.55 on or before June 18, 2013;

(v)	$205,555.55 on or before July 18, 2013;

(vi)	$205,555.55 on or before August 18, 2013;

(vii)	$205,555.55 on or before September 18, 2013;

(viii)	$205,555.55 on or before October 18, 2013;

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(ix)	$205,555.55 on or before November 18, 2013;

(x)	$205,555.55 on or before December 18, 2013;

(xi)	$205,555.55 on or before January 18, 2014;

(xii)	$205,555.55 on or before February 18, 2014.

Notwithstanding the foregoing, all amounts owing under the Note shall accelerate and be due and owing upon the closing of the Borrower’s credit facility with Deutshe Bank or another lender, which closing is anticipated to occur within six (6) months from the date of this Agreement.

4.           Miscellaneous.

(a)          This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

(b)          Each of Borrower, Guarantor and Lender acknowledges that there are no other understandings, agreements or representations, either oral or written, express or implied, that are not embodied in the Purchase Agreement, including its Exhibits, and this Agreement, which collectively represent a complete integration of all prior and contemporaneous agreements and understandings of Borrower and Lender; and that all such prior understandings, agreements and representations are hereby modified as set forth in this Agreement. Except as expressly modified hereby, the terms of the loan documents are and remain unmodified and in full force and effect.

(c)          This Agreement shall bind and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and assigns.

(d)          This Agreement may be executed in one or more counterparts, all of which, when taken together, shall constitute one original Agreement.

(e)          Time is of the essence of Borrower’s obligations under this Agreement.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement dated as of the day and year first above written.

WILLIAMS INDUSTRIES, LLC

By:	/s/ Lloyd Williams
Title: President

NEWLEAD HOLDINGS, LTD

By:	/s/ Michail S. Zolotas
Title: CEO

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